SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 6)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HCA INC.

(Name of Subject Company (Issuer))

HCA INC.

(Names of Filing Person (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

404119109

(CUSIP Number of Class of Securities)

John M. Franck II

Vice President and Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James H. Cheek, III J. Allen Overby Bass, Berry & Sims PLC 315 Deaderick Street, Suite 2700 Nashville, Tennessee 37238 (615) 742-6200	Morton A. Pierce Jack S. Bodner Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,501,000,000	$316,876.70

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 61,000,000 shares of the outstanding common stock, par value $0.01 per share, at a price per share of $41.00 in cash.

**	The amount of the filing fee equals $126.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $316,876.70	Filing Party: HCA Inc.
Form or Registration No.: Schedule TO	Date Filed: October 13, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

           ☐ third-party tender offer subject to Rule 14d-1.
           ☒ issuer tender offer subject to Rule 13e-4.
           ☐ going-private transaction subject to Rule 13e-3.
           ☐ amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

      This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by HCA Inc., a Delaware corporation (“HCA” or the “Company”), on October 13, 2004 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash up to 61,000,000 shares of its Common Stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2004, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal, as amended, copies of which are attached to the Schedule TO as Exhibits (a)(l)(A) and (a)(l)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

      The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

      This Amendment No. 6 is filed to incorporate the press release dated November 17, 2004 that announced the final results of the Offer.

Item 12. Exhibits

      Item 12 of the Schedule TO is hereby amended by adding the following as Exhibit (a)(5)(K).

(a)(5)(K)	Press Release dated November 17, 2004.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HCA INC.

By:	/s/ JOHN M. FRANCK II

Name: John M. Franck II

Title:	Vice President — Legal

and Corporate Secretary

Dated: November 17, 2004

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated October 13, 2004.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Letter to Participants in the Amended and Restated HCA Employee Stock Purchase Plan.*
(a)(1)(G)	Form of Letter to Participants in the HCA 401(k) Plan.*
(a)(5)(A)	Press Release dated October 13, 2004, announcing the Offer.*
(a)(5)(B)	Press Release dated October 13, 2004, announcing HCA’s preliminary third quarter results.*
(a)(5)(C)	Form of Summary Advertisement.*
(a)(5)(D)	Letter to Shareholders.*
(a)(5)(E)	Transcript of Conference Call on October 13, 2004.**
(a)(5)(F)	Press Release dated October 22, 2004 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated October 22, 2004, and incorporated herein by reference).
(a)(5)(G)	Transcript of Conference Call on October 22, 2004.***
(a)(5)(H)	Revised Transcript of Conference Call on October 13, 2004.***
(a)(5)(I)	Press Release dated November 11, 2004.****
(a)(5)(J)	Press Release dated November 12, 2004.****
(a)(5)(K)	Press Release dated November 17, 2004.
(b)(1)	$2.25 Billion Senior Credit Facilities Commitment Letter, dated October 12, 2004, by and among the Company, J.P. Morgan Securities Inc. and JPMorgan Chase Bank.*
(b)(2)	$1.5 Billion Senior Credit Facility Commitment Letter, dated October 12, 2004, by and among the Company, J.P. Morgan Securities Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Arrangers, JPMorgan Chase Bank and Merrill Lynch Capital Corporation as Agents.*
(b)(3)	$2.5 Billion Credit Agreement, dated April 30, 2001, among the Company, The Several Banks and Other Financial Institutions (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference).
(b)(4)	First Amendment to the April 2001 $2.5 Billion Credit Agreement dated as of October 14, 2003 (filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference).
(b)(5)	Amendment Letter, dated as of October 21, 2004, to $2.25 Billion Senior Credit Facilities Commitment Letter, dated October 12, 2004, by and among the Company, J.P. Morgan Securities Inc. and JPMorgan Chase Bank.***
(b)(6)	Amendment Letter, dated as of October 21, 2004, to $1.5 Billion Senior Credit Facility Commitment Letter, dated October 12, 2004, by and among the Company, J.P. Morgan Securities Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Arrangers, JPMorgan Chase Bank and Merrill Lynch Capital Corporation as Agents.***

Exhibit
No.	Description

(b)(7)	$2.5 Billion Credit Agreement, dated November 9, 2004, by and among the Company, the several banks and other financial institutions from time to time parties thereto, J.P. Morgan Securities Inc., as Sole Advisor, Lead Arranger and Bookrunner, certain other agents and arrangers and JPMorgan Chase Bank, as Administrative Agent (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 10, 2004, and incorporated herein by reference).
(b)(8)	$1.25 Billion Credit Agreement, dated November 9, 2004, by and among the Company, the several banks and other financial institutions from time to time parties thereto, J.P. Morgan Securities Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners, Merrill Lynch Capital Corporation, as Syndication Agent, and JPMorgan Chase Bank, as Administrative Agent (filed as Exhibit 10.2 to the Current Report on Form 8-K dated November 10, 2004, and incorporated herein by reference).
(d)(1)	Columbia Hospital Corporation Stock Option Plan (filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference).
(d)(2)	Amended and Restated Columbia/HCA Healthcare Corporation 1992 Stock and Incentive Plan (filed as Exhibit 10.7(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference).
(d)(3)	First Amendment to Amended and Restated Columbia/HCA Healthcare Corporation 1992 Stock and Incentive Plan (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference).
(d)(4)	Columbia Hospital Corporation Outside Directors Nonqualified Stock Option Plan (filed as Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (File No. 33-55272), and incorporated herein by reference).
(d)(5)	HCA-Hospital Corporation of America 1989 Nonqualified Stock Option Plan, as amended through December 16, 1991 (filed as Exhibit 10(g) to HCA-Hospital Corporation of America’s Registration Statement on Form S-1 (File No. 33-44906), and incorporated herein by reference).
(d)(6)	HCA-Hospital Corporation of America Nonqualified Initial Option Plan (filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-3 (File No. 33-52379), and incorporated herein by reference).
(d)(7)	Form of Galen Health Care, Inc. 1993 Adjustment Plan (filed as Exhibit 4.15 to the Company’s Registration Statement on Form S-8 (File No. 33-50147), and incorporated herein by reference).
(d)(8)	HCA-Hospital Corporation of America 1992 Stock Compensation Plan (filed as Exhibit 10(t) to HCA-Hospital Corporation of America’s Registration Statement on Form S-1 (File No. 33-44906), and incorporated herein by reference).
(d)(9)	Columbia/HCA Healthcare Corporation Outside Directors Stock and Incentive Compensation Plan, as amended and restated (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference).
(d)(10)	First Amendment to the Columbia/HCA Healthcare Corporation Outside Directors Stock and Incentive Compensation Plan, as amended and restated September 23, 1999, dated as of May 25, 2000 (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference).
(d)(11)	HCA Inc. Amended and Restated Management Stock Purchase Plan (filed as Exhibit C to the Company’s Proxy Statement for the Annual Meeting of Stockholders on May 27, 2004, and incorporated herein by reference).
(d)(12)	Amended and Restated HCA Employee Stock Purchase Plan.*
(d)(13)	HCA Directors’ 2004 Compensation/Fees Policy adopted July 24, 2003 (filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference).

Exhibit
No.	Description

(d)(14)	Columbia/HCA Healthcare Corporation 2000 Equity Incentive Plan (filed as Exhibit A to the Company’s Proxy Statement for the Annual Meeting of Shareholders on May 25, 2000, and incorporated herein by reference).
(d)(15)	HCA Inc. 2003 Performance Equity Incentive Program (filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
(d)(16)	HCA Inc. 2004 Performance Excellence Program (filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference).
(d)(17)	Registration Rights Agreement, dated as of March 16, 1989, by and among HCA-Hospital Corporation of America and the persons listed on the signature pages thereto (filed as Exhibit (g)(24) to Amendment No. 3 to the Schedule 13E-3 filed by HCA-Hospital Corporation of America, Hospital Corporation of America and The HCA Profit Sharing Plan on March 22, 1989, and incorporated herein by reference).
(d)(18)	Registration Rights Agreement, dated as of June 28, 2001, between the Company and Canadian Investments LLC, a Delaware limited liability Company (filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-3 (File No. 333-67040), and incorporated herein by reference).

    * Previously filed on Schedule TO on October 13, 2004.

**	Previously filed on Amendment No. 1 to Schedule TO on October 13, 2004.

***	Previously filed on Amendment No. 2 to Schedule TO on October 25, 2004.

****	Previously filed on Amendment No. 5 to Schedule TO on November 12, 2004.